                                NEOGENOMICS, INC.
                        12701 COMMONWEALTH DRIVE, SUITE 9
                            FORT MYERS, FLORIDA 33913

July 27, 2005

Mr. Jeffrey Riedler
Assistant Director
Division of Corporation Finance
United States
Securities And Exchange Commission
Mail Stop 6010
Washington, D.C.  20549

Re:      NeoGenomics, Inc. (the "Company")
         Registration Statement on Form SB-2
         File No. 333-126754
         Filed July 20, 2005

Dear Mr. Riedler:

        At the request of the Securities and Exchange Commission we are providing this letter in response to certain comments made in the Commission's letter dated July 26, 2005 regarding the Company's Form SB-2 Registration Statement filed on July 20, 2005. We are providing the following letter containing our responses

        We have added that Mr. Steven Jones is signing the Registration Statement in his capacity as Chief Accounting Officer, as well as Acting Principal
Financial Officer.

        In addition, pursuant to the Commission's request, the Company acknowledges that

        o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the
          Commission from taking any action with respect to the filing;

        o the action of the Commission or the staff, acting pursuant to delegated authority; in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

        o the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Robert P. Gasparini
Robert P. Gasparini
President and Chief Executive Officer